FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2       Date of Material Change

March 31, 2014

Item 3       News Release

A news release was issued by the Company on March 31, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4       Summary of Material Change

The syndicate of investment dealers (the "Underwriters") co-led by Cormark Securities Inc., Canaccord Genuity Corp. and Clarus Securities Inc., and which also included Paradigm Capital Inc. and Euro Pacific Canada Inc., exercised in full the over-allotment option to purchase 1,764,750 common shares of the Company ("Shares") at a price of $1.70 per Share. The over-allotment option was granted to the Underwriters in connection with the Company’s previously announced public offering which closed on March 25, 2014. The Company issued 1,764,750 Shares for additional gross proceeds of $3,000,075 upon closing of the exercise of the over-allotment option on March 31, 2014.

Item 5       Full Description of Material Change

5.1             Full Description of Material Change

On March 31, 2014, the Underwriters exercised in full the over-allotment option to purchase 1,764,750 Shares of the Company at a price of $1.70 per Share. The over-allotment option was granted to the Underwriters in connection with the Company’s previously announced public offering which closed on March 25, 2014. The Company issued 1,764,750 Shares for additional gross proceeds of $3,000,075 upon closing of the exercise of the over-allotment option on March 31, 2014.

The net proceeds of the offering will be used for future acquisitions and general working capital.

5.2             Disclosure for Restructuring Transactions

Not applicable.

Item 6       Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7       Omitted Information

Not applicable

Item 8       Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9       Date of Report

April 3, 2014